May 5, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director
Lilyanna Peyser, Special Counsel
Scott Anderegg, Staff Attorney

Regarding:	Arch Therapeutics, Inc.
Registration Statement on Form S-1
Filed March 20, 2014
File No. 333-194745

Dear Ms. Ransom:

This letter is in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Arch Therapeutics, Inc. (the “Company”) dated April 18, 2014, with respect to the Registration Statement on Form S-1 (File No. 333-194745) filed by the Company on March 20, 2014 (as amended, the “Registration Statement”). For convenience and unless expressly noted otherwise, the text of each of the Staff’s comments appears in this letter in boldface type, with the Company’s response immediately below each comment in regular type and with the text of revised disclosure included in Amendment No. 1 to the Registration Statement filed with the Commission on the date hereof in italicized type. Capitalized terms used in the Company’s responses and not defined herein have the meanings given to them in the Registration Statement.

General

1.	Please include the disclosure required by Items 502(b) and 503(b) of Regulation S-K.

Response:

Item 502(b): The Company respectfully notes to the Staff that Item 502(b) of Regulation S-K provides that companies are not required to include the prospectus delivery obligation information called for by that item if dealers are not required to deliver a prospectus under Rule 174 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Rule 174 provides in relevant part that “[n]o prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.” Because the Company was subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 immediately prior to the filing of the Registration Statement, it appears that the language advising dealers of their prospectus delivery obligation is not required to be included in the Registration Statement.

Item 503(b): In response to the Staff’s comment, the Company has included the complete mailing address and telephone number of its principal executive offices under the heading “Summary—Corporate Information” in the amendment to the Registration Statement.

2.	We note that you are registering the resale of 60,648,000 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the offering of such shares appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. Alternatively, substantially reduce the size of the offering, in particular the number of shares being offered by Cranshire Capital Master Fund, Ltd., Anson Investments Master Fund, Ltd., Capital Ventures International and Heng Hong Ltd. If you disagree with our determination, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

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Response:

The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits to the Staff that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling securityholders named therein that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) promulgated under the Securities Act.

Background of the Private Placement Financing

As described in the Registration Statement, the Company entered into the Securities Purchase Agreement on January 30, 2014, with nine accredited investors, pursuant to which the Company issued and sold to such investors, in a private placement offering commonly known as a “PIPE,” an aggregate of 11,400,000 shares of the Company’s common stock at a purchase price of $0.25 per share and three series of warrants, the Series A warrants, the Series B warrants and the Series C warrants, collectively referred to as the “Warrants,” to purchase up to an aggregate of 34,200,000 shares of the Company’s common stock. Each investor was issued a Series A warrant, a Series B warrant and a Series C warrant to purchase up to a number of shares of common stock equal to 100% of the shares of common stock purchased by such investor in the Private Placement Financing. The Series A warrants, Series B warrants and Series C warrants have exercise prices of $0.30 per share, $0.35 per share and $0.40 per share, respectively. The Warrants have a fixed exercise price that is not adjusted based on increases or decreases in the market price of the Company’s common stock. The Warrants provide for customary anti-dilution and general corporate adjustments to their fixed exercise prices and the number of shares subject thereto upon the occurrence of events that are in the Company’s control (such as, for instance, a securities issuance by the Company at a price per share lower than the exercise price of the applicable Warrants), and contain restrictions on exercise in the event and to the extent such exercise would the holder of the Warrant or any of its affiliates to beneficially own more than 4.9% of the Company’s common stock. The Private Placement Financing closed on February 4, 2014, on which date the 11,400,000 shares of common stock, referred to as the “Shares,” and each of the Warrants were issued to the investors in the Private Placement Financing in exchange for full payment of the $0.25 per share purchase price.

Upon the closing of the Private Placement Financing, the Company entered into the Registration Rights Agreement with the investors in the financing, pursuant to which it became obligated to file one or more registration statements to register for resale under the Securities Act (i) the shares of common stock issued and the shares of common stock issuable upon exercise of the Warrants issued in the Private Placement Financing, plus (ii) an additional number of shares of common stock equal to 33% of the total number of shares of common stock issued and underlying the Warrants issued in the Private Placement Financing, to account for adjustments, if any, to the number of shares underlying the Warrants as provided therein and as described above. As a result, the Registration Statement registers the 45,600,000 shares of common stock issued and underlying the Warrants issued in the Private Placement Financing, together with an additional 15,048,000 shares of common stock. All such shares are referred to herein as the “Registered Shares.” Pursuant to the terms of the Registration Rights Agreement, if the Registration Statement was not filed within 45 days after the closing of the Private Placement Financing or is not declared effective within 150 days after the closing of the Private Placement Financing, the Company will be obligated to pay to each of the investors a cash amount equal to 1% of the price paid by each investor in the Private Placement Financing each month until the Registration Statement is filed or declared effective (as applicable). The actual issuance of the Registered Shares, which occurred in part on February 4, 2014, is not conditioned on the prior effectiveness of the Registration Statement or on the selling securityholders’ respective ability to resell any of the Registered Shares.

As of the closing of the Private Placement Financing, there were 71,545,237 shares of the Company’s common stock outstanding, which number includes the 11,400,000 Shares issued upon the closing of the Private Placement Financing and 18,637,849 shares of common stock held by the Company’s affiliates. Based on that, (i) the Shares issued upon the closing of the Private Placement Financing represent 27.5% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the closing of the Private Placement Financing, 19.0% of all of the Company’s outstanding shares of common stock immediately prior to the closing of the Private Placement Financing, 15.9% of the Company’s outstanding shares of common stock immediately following the closing of the Private Placement Financing, and 10.8% of the Company’s outstanding shares of common stock assuming the full exercise of the Warrants (and no adjustments thereto); (ii) the shares of common stock underlying the Warrants represent 82.4% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the closing of the Private Placement Financing, 56.9% of all of the Company’s outstanding shares of common stock immediately prior to the closing of the Private Placement Financing, 47.8% of the Company’s outstanding shares of common stock immediately following the closing of the Private Placement Financing, and 32.3% of the Company’s outstanding shares of common stock assuming the full exercise of the Warrants (and no adjustments thereto); and (iii) the Registered Shares collectively represent 146.1% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the closing of the Private Placement Financing, 100.8% of all of the Company’s outstanding shares of common stock immediately prior to the closing of the Private Placement Financing, 84.8% of the Company’s outstanding shares of common stock immediately following the closing of the Private Placement Financing, and 57.4% of the Company’s outstanding shares of common stock assuming the full exercise of the Warrants (and no adjustments thereto).

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Rule 415 Analysis

Rule 415(a)(1)(i) promulgated under the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering.

In the event an offering purported to be a secondary offering is re-characterized as a primary offering on behalf of the issuer, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices, (ii) the selling securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, exposed to potential liabilities under Section 11 of the Securities Act and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 promulgated under the Securities Act would never be available to the selling securityholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), the Staff’s interpretation of the availability of Rule 415(a)(1)(i) can have a significant impact on the ability of smaller public companies, such as the Company, to raise capital and on the ability of a selling securityholder to effect resales of its securities.

In C&DI 612.09, the Staff has recognized the importance of the characterization of an offering as a primary or secondary offering and has identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the Private Placement Financing, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the Private Placement Financing and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of the Registered Shares by the selling securityholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Registered Shares can be registered for resale by the selling securityholders pursuant to Rule 415(a)(1)(i).

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(a)	How long the selling securityholders have held the securities

Presumably, the longer securities have been held, the less likely it is that the selling securityholders are acting as a mere conduit for the issuer. In this case, 87 days have passed since the issuance of the Shares of common stock and Warrants upon the closing of the Private Placement Financing on February 4, 2013. During such time, only one of the selling securityholders has sold any of the securities acquired in the Private Placement Financing, which sale was not effected in the public market but rather in a one-time private-party transaction exempt from registration under the Securities Act. The Company is not aware of any other sales or transfers of any of the securities sold in the Private Placement Financing. Further, for the reasons discussed below, the Company does not expect substantial resales of the Registered Securities to occur in the near future.

•	The Company’s Common Stock has Historically Traded in Low Volumes: Although the Company’s common stock is quoted on the QB tier of the OTC Marketplace, the trading volume of the common stock has historically been very low. According to Yahoo! Finance, the three-month average daily trading volume of the Company’s common stock as of May 1, 2014 was 106,406 shares. The Company respectfully submits that the selling securityholders’ ability to resell the Registered Shares will be severely limited because the market simply could not absorb such sales, even if such shares are registered. For example, if the selling securityholders were to attempt to liquidate their positions in the Registered Shares in the open market, and assuming that no other person sold any shares of the Company’s common stock, it would take them over 3.5 months to sell only the Shares that were issued upon the closing of the Private Placement Financing and nearly 19 months to sell all of the Registered Shares at the current daily trading volume. Alternatively, if the selling securityholders accounted for half of that daily trading volume, it would take them over seven months to sell only the Shares that were issued upon the closing of the Private Placement Financing and nearly 38 months to sell all of the Registered Shares. Given the length of time it would take the selling securityholders to liquidate their positions, it is not credible to conclude that they have purchased the Company’s securities in the Private Placement Financing for the purpose of quickly exiting their positions. In this situation, common in many PIPE transactions, the concept that the selling securityholders have “freely tradable” shares is more theoretical than real. For all practical purposes, the selling securityholders are largely prevented from liquidating substantial portions of their investments for the near future, regardless of whether the Registered Shares are registered.

•	Representations Made by Each of the Selling Securityholders: Each of the selling securityholders represented to the Company in the Securities Purchase Agreement that it acquired the Shares and Warrants upon the closing of the Private Placement Financing, and upon exercise of its Warrants will acquire the shares of common stock underlying the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Each of the selling securityholders further represented that, as of the closing of the Private Placement Financing, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Company’s securities it purchased in the Private Placement Financing in violation of applicable securities laws.

•	Many of the Registered Shares Have Not Yet Been Issued: As a threshold matter, it is important to note that the Warrants are exercisable instruments and the Registered Shares underlying the Warrants have not yet been issued. In addition, due to the Company’s obligation to register 133% of the sum of the Shares and the shares of common stock underlying the Warrants pursuant to the terms of the Registration Rights Agreement and the Company’s ability to control anti-dilution adjustment triggers in the Warrants, 15,048,000 of the Registered Shares will likely never become issuable. As of the date of this letter, 56.4% of the Registered Shares have not been issued and are only issuable upon exercise of the Warrants, and an additional 24.8% of the Registered Shares may never become issuable in the event that no adjustments are required under the terms of the Warrants. There is no economic incentive for the selling securityholders to exercise their Warrants (and subsequently sell the shares underlying the Warrants) unless and until the trading price of the Company’s common stock exceeds the applicable exercise price of the Warrants. This is true even though the Warrants permit their cashless exercise only in the circumstance that there is not an effective registration statement with respect to the resale of the shares underlying the applicable Warrants, since the calculation of the number of shares to be received upon any such cashless exercise would result in the issuance of zero shares if the market price of the Company’s common stock is less than the exercise price set forth in the Warrants at the time of the exercise. Currently, the exercise price of each of the Warrants is higher than the trading price of the Company’s common stock, which closed at $0.28 per share on May 1, 2014. As a result, the Company does not expect exercises of the Warrants or sales of the Registered Shares underlying the Warrants in the near term.

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Moreover, the Company notes that there is no mandatory holding period for a PIPE transaction such as the Private Placement Financing to be characterized as a valid secondary offering. As a result, the 87-day period that has already elapsed since the closing of the Private Placement Financing and the additional future period that the Company expects to elapse before resales of the Registered Shares are made by the selling securityholders are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Forms Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 116.19 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The Company believes this concept conforms to the custom and practice in the PIPE market. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with CD&I 116.19. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The investors in the Private Placement Financing, who paid for the common stock and Warrants in full on February 4, 2014, have borne the investment risk of such securities for the 87-day period that has elapsed since that date and will continue to bear this investment risk for the substantial additional future period that the Company expects will elapse before the investors make significant resales of such securities. According to Yahoo! Finance, the Company’s common stock has traded at prices ranging from $0.09 to $6.00 in the 52-week period ending on May 1, 2014 and has traded at prices ranging from $0.22 to $0.45 during the period beginning on January 30, 2014, the date of the Securities Purchase Agreement, and ending on May 1, 2014. Given this historical and continuing volatility of the market price of the Company’s common stock and the differential between the market price and the exercise prices of the Warrants that has made the Warrants out-of-the-money for periods of time since their issuance, the selling securityholders have, and have had since their full purchase thereof, no assurance that the securities issued in the Private Placement Financing could be resold at a profit, and have therefore taken significant investment risk in purchasing such securities. Because the selling securityholders have been, and continue to be, subject to market risk if the market price of the Company’s common stock declines, their willingness to participate in the Private Placement Financing with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

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The factors discussed above, including the length of time that has elapsed since the Shares and Warrants were originally issued to the selling securityholders and the length of time that is expected to elapse before the Registered Shares become saleable in the public market, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)	The circumstances under which the selling securityholders received the securities

The shares of common stock and the Warrants issued in the Private Placement Financing were issued and sold to the selling securityholders in an arm’s-length private placement transaction that complied in all respects with C&DI 116.19, Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As described in part (a) above, the selling securityholders have represented to the Company that they have acquired the Registered Shares without a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. The Company is not aware of any evidence that would indicate that these representations were false. The gross cash proceeds from the Company’s sale of the securities issued upon the closing of the Private Placement Financing, less its legal and other fees and its agreement to reimburse up to $35,000 in costs and expenses incurred by one of the selling securityholders, went directly to the Company, as will the entirety of any proceeds from the exercise of the Warrants. None of the selling securityholders or any affiliates of the Company received or will receive any compensation from the Company in connection with the Private Placement Financing or any exercise of the Warrants. Additionally, as set forth in the Registration Statement, the Company will not receive any proceeds from the resale of Registered Shares under the Registration Statement, but rather the selling securityholders will receive all such proceeds.

None of the selling securityholders is acting on the Company’s behalf with respect to the registration of the Registered Shares for resale under the Registration Statement and, other than the Registration Rights Agreement, the Company has no contractual relationship with any of the selling securityholders that would control the timing, nature and amount of resales of the Registered Shares or whether such Registered Shares are ever resold under the Registration Statement. The existence of the Registration Rights Agreement is not, in and of itself, evidence of an intent on the part of the selling securityholders to sell their Registered Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (a) above, there are a number of reasons, other than to effect an immediate sale, why investors prefer securities to be registered. Each selling securityholder made an investment decision as of the closing of the Private Placement Financing and has borne the risk of ownership of the acquired securities since the date of purchase.

Importantly, the registration of the Registered Shares was a contractual obligation of the Company following the selling securityholders’ payment of the full purchase price for the securities issued in the Private Placement Financing, not a condition precedent thereto. As a result, as noted in part (a) above, the selling securityholders have borne, and continue to bear, the risk that the Company fails or is unable to register the common stock, as well as other risks attendant to share ownership, including that the market price of the Company’s common stock could fall. These market risks, to which the selling securityholders became subject upon the closing of the Private Placement Financing, further support that the offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the nine selling securityholders to effect a distribution of the Registered Shares. In fact, each selling securityholder has represented to the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute any such securities in violation of applicable securities laws. Under the present circumstances, it would not be practicable to expect that the selling securityholders would be able to effect a distribution of the Registered Shares, even if they desired to do so, as such a distribution would require that the nine selling securityholders, eight of which are completely unrelated to each other, collude in contravention of express representations each has made in the Securities Purchase Agreement.

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Additionally, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, defines the term “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Accordingly, the mere size of an offering does not make a proposed sale a distribution; rather, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, the Company has not, and is not aware that the selling securityholders have, conducted any road shows or taken any other actions to condition the market for their Registered Shares, and the Company has no evidence that any other special selling efforts or selling methods have taken or would take place if all of the Registered Shares covered by the Registration Statement were registered.

As a result, the circumstances under which the selling securityholders received the Shares and the Warrants in the Private Placement Financing further support that the offering for resale of the Registered Shares by the selling securityholders under the Registration Statement is a secondary offering and not a primary offering.

(c)	The selling securityholders’ relationship to the Company

None of the selling securityholders is an affiliate of the Company or is represented on the Company’s Board of Directors, nor does any selling securityholder have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement that would result in control or influence over the conduct of the Company’s business and operations. In fact, other than one of the selling securityholders that has provided advisory services for the Company and has received 500,000 shares of restricted common stock as compensation for such services (none of which are sought to be registered by the Registration Statement), none of the selling securityholders has any relationship with the Company other than as an investor in the Private Placement Financing. Such consulting relationship with one of the selling securityholders, which is described in response to comments 7 and 10 in this letter, are wholly unrelated to the Private Placement Financing and immaterial to the Company generally.

In addition, it is important to note that each of the selling securityholders, together with its affiliates, is prohibited from exercising the Warrants to the extent that such exercise would cause it or its affiliates to beneficially own more than 4.9% of the Company’s common stock. This type of “ownership cap” has been upheld by many courts (see Levy v. Southbrook, 263 F.3d 10 (2d Cir. 2001), cert. denied, 122 S. Ct. 1911 (2002)) and is supported by the SEC’s interpretive guidance (see Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.03), and prohibits any of the selling securityholders from holding a sufficient percentage of the Company’s securities to have a controlling influence over the Company by virtue of equity ownership.

(d)	Amount of shares being registered

At the outset, it is important to note that the amount of securities involved in an offering is only one of several factors cited in C&DI 612.09 to be considered in applying Rule 415(a)(i)(1). A disproportionate focus on the number of securities being registered is inconsistent with C&DI 612.09 and the facts and circumstances surrounding transactions like the Private Placement Financing.

The ability to effect a secondary offering under Rule 415(a)(i)(1) depends on whether the offering is made by selling securityholders or deemed to be made by or on behalf of the issuer. To reach a conclusion that an offering is being made on behalf of an issuer, it must first be concluded that the selling securityholders are seeking to effect a distribution of the applicable securities. If the primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is even a small number and, conversely, a valid secondary offering can take place when the amount of securities involved is a large percentage of the issuer’s outstanding capital stock. Moreover, reducing the number of securities being registered would not change the circumstances of a proposed offering. If the selling securityholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold would not change the investment intent of the selling securityholders or their ability to effect a distribution if, in fact, that was their intent.

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A focus on the number of securities being registered in relation to the issuer’s outstanding securities or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller public companies that often have more limited options to raise funds. As a result, a focus on the number of securities being registered by smaller companies seems inconsistent with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The Company acknowledges the large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock, but respectfully submits to the Staff that the number of shares being registered is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering. The price at which the Company sold its shares of common stock in the Private Placement Financing was primarily the result of the Company’s stock price at the time of the negotiation of the terms of the transaction. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the selling securityholders. Rather, it is indicative of the size, nature and terms of the private placement in which such securities were issued and sold by the Company. Furthermore, the Company notes that the large number of shares sought to be registered by the Registration Statement is due in part to the requirement under the Registration Rights Agreement that the Company register 133% of the sum of the Shares and the shares of common stock underlying the Warrants, to account for adjustments to the Warrants that would only occur upon the happening of certain specified events, all of which are within the Company’s control.

The Company understands that the Staff looks more closely at a secondary offering seeking to register more than approximately one-third of the issuer’s public float, in order to examine whether the secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, the Company further understands that this one-third test is intended to be a mere screening tool and is not intended to substitute for an analysis of the factors cited in C&DI 612.09 that are discussed above and below. As set forth in this analysis, each of these other factors supports the conclusion that the Private Placement Financing was a valid private placement in which the selling securityholders acquired the Company’s securities as an investment subject to substantial and material market risk and that the offering of the Registered Shares for resale by the selling securityholders pursuant to the Registration Statement constitutes a valid secondary offering.

Moreover, the Company notes to the Staff that the proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as “toxic” PIPE transactions. In such a “toxic” PIPE transaction, an issuer would commit to issuing convertible securities with a conversion price that floats in accordance with the market price of the underlying common stock, such that, if the stock price subsequently fell, significant blocks of stock would be issued. The proposed offering can be easily distinguished from such a “toxic” PIPE transactions for a number of reasons. The Shares that were issued upon the closing of the Private Placement Financing are not convertible securities, the full purchase price for the Shares has been fully paid by each of the investors in the Private Placement Financing, and no investor has any right to a reduction in the purchase price that it paid for the Shares or to acquire additional shares based solely upon a decline in the market price of the Company’s common stock. Although the Warrants are convertible securities, the exercise price is fixed and they provide for only customary anti-dilution and general corporate adjustments that are triggered upon the occurrence of events that are within the Company’s control, and do not provide for a modification to their fixed exercise prices or the number of shares subject thereto based on an increase or decrease in the market price of the Company’s common stock. As a result, the terms of the Private Placement Financing and the securities issued therein do not contain any of the “toxic” features that have been identified by the Staff as causing concern in PIPE transactions.

The Company further submits that limiting resale offerings to those involving one-third or less of an issuer’s public float seems to contradict other interpretative positions of the Staff. For example, the Staff’s Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of well over one-third of the issuer’s outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

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A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, the Staff’s Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, provides as follows:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions indicate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not a secondary offering. In this case, as described in the analysis above and below, in this case, the other facts regarding the Private Placement Financing and the selling securityholders indicate that the offering of all of the Registered Shares for resale by the selling securityholders pursuant to the Registration Statement is properly characterized as a secondary offering permitted under Rule 415(a)(1)(i).

(e)	Whether the selling securityholders are in the business of underwriting securities

The selling securityholders are comprised of individuals and private investment funds. The Company has been advised that none of the selling securityholders is a broker-dealer and that two selling securityholders are affiliates of broker-dealers. To the Company’s knowledge, none of the selling securityholders are in the business of underwriting securities.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted in part (a) above, each of the selling securityholders, including those that indicated they are an affiliate of a broker-dealer, made specific representations to the Company in the Securities Purchase Agreement that such selling securityholder was acquiring the Shares and Warrants issued in the Private Placement Financing in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, and that such selling securityholder did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities in violation of applicable securities laws. There is no evidence to suggest that any of these representations were false. As a result, since there is no distribution of securities by the selling securityholders on behalf of an issuer, there is no underwriting and the selling securityholders should not be characterized as underwriters within the meaning of the Securities Act. To the extent that the Staff views the amount of shares potentially issuable to the selling securityholders upon exercise of the Warrants, or the fact that the Warrants have potential adjustments to their exercise price, as evidence that the selling securityholders are acting as underwriters, the Company respectfully submits that such a view appears to be based on the presumptive underwriter doctrine, which the Company understands has been out of favor for more than 20 years and seems to be inconsistent with other Staff interpretations, such as C&DI 612.02 and C&DI 216.14 described above. Further, as mentioned in part (b) above, the actual issuance of the Registered Shares is not and has not been conditioned upon the prior effectiveness of the Registration Statement or otherwise on the selling securityholders’ respective abilities to resell any of the Registered Shares.

Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present with respect to the selling securityholders in the Private Placement Financing.

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(f)	Whether under all the circumstances it appears that the selling securityholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the selling securityholders are acting as a conduit for the Company in connection with the offering of the Registered Shares for resale under the Registration Statement. The selling securityholders have represented their investment intent and disclaimed any intent to illegally distribute the Registered Shares and the Company is not aware of any evidence that would suggest that any of the selling securityholders is acting, individually or together, to effect a distribution of the Registered Shares. The Company believes that the following factors particularly support this conclusion: (i) the selling securityholders have borne and continue to bear the full investment and market risk of their investment in the Company; (ii) the selling securityholders are not in the business of underwriting securities and have represented that they purchased the securities issued in the Private Placement Financing for their own accounts and not for the purposes of distribution; (iii) the selling securityholders are not affiliates or otherwise in control of the Company and are limited by the terms of the Warrants from acquiring ownership of more than 4.9% of the Company’s outstanding common stock through exercises of the Warrants, (iv) the selling securityholders did not receive any placement fees or commissions from the Company in connection with the Private Placement Financing; (v) the selling securityholders will collect all proceeds in connection with any future resales of the Registered Shares, (vi) although the Registration Statement covers what may seem to be a large number of shares relative to the Company’s outstanding common stock, the shares underlying the Warrants, none of which have been issued and some of which may never become issuable, total 81.2% of the Registered Shares, and (vii) the selling securityholders have held the securities acquired in the Private Placement Financing for 87 days as of the date of this letter and the Company does not expect, and the trading volume of the Company’s common stock does not support, significant resales of the Registered Shares in the near future.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the selling securityholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) under the Securities Act.

Summary, page 4

3.	Please also disclose the total dollar value of the common stock underlying the Series C warrants (using the number of shares of common stock underlying the Series C warrants and the market price per share for the common stock on the date you entered into the Securities Purchase Agreement), as well as the total possible shares the selling securityholders may receive upon conversion of the Series C warrants and the combined conversion price of the total number of shares of common stock underlying the Series C warrants calculated by using the conversion price of the Series C warrants on the date of the sale of such warrants and the total possible number of shares the selling securityholders may receive.

Response:

In response to the Staff’s comment, the Company has included the requested information, in the tabular format set forth below, in the amendment to the Registration Statement under the headings “Summary—Private Placement Financing” and “Description of Capital Stock—Description of Warrants Whose Underlying Common Stock is Being Registered Hereby.”

Series C Warrants

Market price per share of our common stock on January 30, 2014, the date of the Securities Purchase Agreement:	$0.38
Exercise price per share of the Series B warrants on the date of issuance and as of the date of this prospectus:	$0.40
Total possible shares of common stock underlying the Series C warrants on the date of issuance and as of the date of this prospectus:	$11,400,000
Aggregate market price of all shares of common stock underlying the Series C warrants, based on the market price of our common stock on January 30, 2014:	$4,332,000
Aggregate exercise price of all shares of common stock underlying the Series C warrants, based on the exercise price on the date of issuance and as of the date of this prospectus:	$4,560,000

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4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnotes disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants and the total possible payments to all selling securityholders and any of their affiliates in the first year following the sale of the warrants.

Response:

The table below indicates the dollar amount of the currently determinable payments in connection with the Private Placement Financing that the Company has made or may be required to make to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the Private Placement Financing, including any payments made to “finders” or “placement agents,” and any other payments or potential payments.

Type of Currently Determinable Payment	Dollar Amount
Expense Reimbursement — Cranshire Capital Master Fund, Ltd. (1)	$35,000

(1)	Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) was reimbursed for $25,000 of costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the Private Placement Financing though the withholding of such amount from the purchase price paid to the Company for the securities it purchased in the Private Placement Financing. Additionally, the Company has agreed to reimburse Cranshire Master Fund for up to $10,000 of costs and expenses incurred by it in connection with the registration of the shares of common stock issued and the shares of common stock issuable upon exercise of the Warrants issued in the Private Placement Financing.

The Company did not engage a placement agent or finder in connection with the Private Placement Financing, and as a result has paid and expects to pay only the expense reimbursement set forth above to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the Private Placement Financing. The Company notes to the Staff that the amount set forth above does not include additional payments the Company may be required to make to the investors in the Private Placement Financing under certain circumstances pursuant to the terms of the Securities Purchase Agreement and the Registration Rights Agreement but that are not currently determinable, including (a) potential partial damages for failure to register the common stock issued in the Private Placement Financing (in a cash amount equal to 1% of the price paid to the Company by each investor in the Private placement Financing on the date of and on each 30-day anniversary of such failure); (b) amounts payable if the Company or its transfer agent fails to timely remove certain restrictive legends from certificates representing shares of common stock issued in the Private Placement Financing or issuable upon exercise of the Warrants; and (c) payments in respect of claims for which the Company provides indemnification.

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Other than as set forth above, no payments were made or will be made in future periods to the selling securityholders, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the Private Placement Financing, and the Company does not expect to make any payments to the selling securityholders and any of their affiliates in the first year after the sale of the Warrants. Additionally, the Company did not receive separate proceeds from the sale of the Warrants, but rather received aggregate gross proceeds of $2.85 million from the sale of all of the securities (including shares of its common stock and the Warrants) issued and sold in the Private Placement Financing.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling securityholders or any affiliates of the selling securityholders, presented in a table with the following information disclosed separately:

°	market price per share of the underlying securities on the date of the sale of that other security;

°	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

°	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

°	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

°	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

°	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

In response to the Staff’s comment, the Company confirms that none of the selling securityholders nor any of their respective affiliates hold any warrants, options, notes, or other securities of the Company other than those issued in the Private Placement Financing that could result in the realization of profits as a result of any conversion discounts for the underlying securities. Except for 500,000 shares of common stock held of record by Mr. Punit Dhillon and 250,000 shares of common stock held of record by Ms. Narinder Dhillon, Mr. Dhillon’s spouse, all of which were originally issued in transactions prior to and unrelated to the Private Placement Financing and none of which are convertible securities with a conversion discount, to the Company’s knowledge, none of the selling securityholders nor any of their respective affiliates hold any securities of the Company other than those acquired in the Private Placement Financing.

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The Company further notes to the Staff that the information requested by this comment with respect to the Series A, Series B and Series C warrants issued in the Private Placement Financing is provided in the amendment to the Registration Statement under the headings “Summary—Private Placement Financing” and “Description of Capital Stock—Description of Warrants Whose Underlying Common Stock is Being Registered Hereby.” The Company makes reference to its response to comment 3 above for such information with respect to the Series C warrants.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the warrant transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four above;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling securityholders or any affiliates of the selling securityholders that is disclosed in response to comment five above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the warrants as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

Response:

In response to the Staff’s comment, the Company has included the requested information, in the tabular and narrative format set forth below, in the amendment to the Registration Statement under the heading “Summary—Private Placement Financing.”

We did not engage any underwriter or placement agent in connection with the Private Placement Financing. We also have made no payments, in cash or equity, to any of the selling securityholders in connection with this offering, except that we have reimbursed, or have agreed to reimburse, Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”), one of the selling securityholders named herein, an aggregate cash amount of up to $35,000 for costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the Private Placement Financing and the registration of the securities being registered hereby.

After deducting for the expense reimbursement to Cranshire Master Fund, the net proceeds to us from the Private Placement Financing were approximately $2.815 million. The table below describes in more detail these costs associated with the Private Placement Financing:

Gross proceeds of the Private Placement Financing:	$2,850,000	(1)
Total potential payment to Cranshire Master Fund as expense reimbursement:	$35,000	(2)
Resulting net proceeds to the Company:	$2,815,000	(3)
Total possible profit to be realized by the selling securityholders as a result of any exercise discounts underlying the Series A warrants and the Series B warrants:	$1,254,000	(4)

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(1)	Does not include the potential gross proceeds payable to us upon exercise of the Warrants issued in connection with the Private Placement Financing, which could equal up to $11,970,000.
(2)	This amount includes $25,000 that was withheld from the purchase price paid to us by Cranshire Master Fund for the securities it purchased in the Private Placement Financing, and up to $10,000 that we have agreed to pay to Cranshire Master Fund as additional expense reimbursement. This amount does not include our fees and expenses associated with the Private Placement Financing, including our legal fees and registration fees, estimated to total $133,047. This amount also does not include additional payments that we may be required to make under certain circumstances but that are not currently determinable, including (a) potential partial damages for failure to register the common stock issued or issuable upon exercise of the Warrants (in a cash amount equal to 1% of the price paid to us by each investor in the Private Placement Financing on the date of and on each 30-day anniversary of such failure until the cure thereof); (b) amounts payable if we and our transfer agent fail to timely remove certain restrictive legends from certificates representing shares of common stock issued in the Private Placement Financing or issuable upon exercise of the Warrants; and (c) payments in respect of claims for which we provide indemnification.
(3)	Calculated by subtracting the total possible and currently determinable cash payments to selling securityholders or their affiliates from the gross proceeds to us from the Private Placement Financing.
(4)	Calculated by adding the total possible discount of the exercise prices of the Series A warrants and the Series B warrants to the market price of our common stock as of January 30, 2014, as reflected in the tables set forth above.

The total amount of all possible payments as disclosed in response to comment four ($35,000) and the total possible discount to the market price of the shares underlying other warrants as disclosed in response to comment five ($0), divided by the net proceeds to the Company from the sale of the Warrants ($2,850,000), is 1.2%. Additionally, the total amount of all possible payments as disclosed in response to comment four ($35,000) plus the total possible discount to the market price of the shares underlying the Series A and Series B warrants issued in the Private Placement Financing, as disclosed in the table set forth above ($1,254,000), divided by the net proceeds to the Company from the sale of the Warrants ($2,850,000), is 45.2%. As set forth in the Company’s response to comment four, the Company does not expect to make any payments in future periods to the selling securityholders or any of their respective affiliates in connection with the exercise of the Warrants or otherwise.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

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•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

As noted in response to comment five, except for 500,000 shares of common stock held of record by Mr. Punit Dhillon and 250,000 shares of common stock held of record by Ms. Narinder Dhillon, Mr. Dhillon’s spouse, all of which were originally issued in transactions prior to and unrelated to the Private Placement Financing, none of the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the Private Placement Financing (or any predecessors of those persons) has been involved in any prior securities transaction with the issuer (or any of its predecessors).

In response to the Staff’s comment, the Company provides the following tabular disclosure with respect to the 500,000 shares of common stock issued to Mr. Punit Dhillon in a transaction unrelated to the Private Placement Financing:

Date of the transaction:	June 19, 2013
Number of shares of common stock that were outstanding prior to the transaction:	40,000,000
Number of shares of common stock that were outstanding prior to the transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders:	20,000,000	(1)
Number of shares of common stock that were issued in the transaction:	500,000
Percentage of total issued and outstanding securities that were issued in the transaction:	1.25%
Market price per share of common stock immediately prior to the transaction:	$0.75
Current market price per share of common stock:	$0.28	(2)

(1)	All such shares were held by affiliates of the Company, and no such shares were held by any of the selling securityholders or any of their respective affiliates.

(2)	Reflects the closing price of the Company’s common stock on May 1, 2014.

In response to the Staff’s comment, the Company provides the following tabular disclosure with respect to the 250,000 shares of common stock issued to Ms. Narinder Dhillon, over which Mr. Punit Dhillon may be deemed to have beneficial ownership, in a transaction unrelated to the Private Placement Financing:

Date of the transaction:	June 19, 2013	(1)
Number of shares of common stock that were outstanding prior to the transaction:	40,000,000
Number of shares of common stock that were outstanding prior to the transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders:	20,000,000	(2)
Number of shares of common stock that were issued in the transaction:	250,000
Percentage of total issued and outstanding securities that were issued in the transaction:	0.63%
Market price per share of common stock immediately prior to the transaction:	$0.75
Current market price per share of common stock:	$0.28	(3)

(1)	Reflects the date of the transfer of such shares by a former stockholder of the Company to 0860056 B.C. Ltd. Ms. Dhillon is the sole shareholder 0860056 B.C. Ltd. Ms. Dhillon became the record holder of such shares pursuant to a share dividend effected by 0860056 B.C. Ltd. on February 28, 2014. See the Company’s response to comment 10 below.

(2)	All such shares were held by affiliates of the Company, and no such shares were held by any of the selling securityholders or any of their respective affiliates.

(3)	Reflects the closing price of the Company’s common stock on May 1, 2014.

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8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the warrants transaction that are held by persons other than the selling securityholders, affiliates of the company, and affiliates of the selling securityholders;

•	the number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders in prior registration statements;

•	the number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders that continue to be held by the selling securityholders or affiliates of the selling securityholders;

•	the number of shares that have been sold in registered resale transactions by the selling securityholders or affiliates of the selling securityholders; and

•	the number of shares registered for resale on behalf of the selling securityholders or affiliates of the selling securityholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

In response to the Staff’s comment, the Company provides the following tabular disclosure:

Number of shares outstanding prior to the Private Placement Financing that are held by persons other than the selling securityholders, affiliates of the company, and affiliates of the selling securityholders:	41,507,388
Number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders in prior registration statements:	—
Number of shares sought to be registered for resale by the selling securityholders or affiliates of the selling securityholders that continue to be held by the selling securityholders or affiliates of the selling securityholders:	45,600,000	(1)
Number of shares that have been sold in registered resale transactions by the selling securityholders or affiliates of the selling securityholders:	—
Number of shares sought to be registered for resale on behalf of the selling securityholders or affiliates of the selling securityholders in the Private Placement Financing:	60,648,000	(2)

(1)	Consists of the 11,400,000 shares of common stock issued in the Private Placement Financing and the 34,200,000 shares of common stock underlying the Warrants issued in the Private Placement Financing, all of which are sought to be registered pursuant to the Registration Statement.

(2)	Consists of the shares described in footnote (1) above and an additional 15,048,000 shares of common stock required to be registered in the Registration Statement by the Registration Rights Agreement, to account for adjustments, if any, to the number of shares underlying the Warrants. The Company may not be required to make any such adjustment to the number of shares underlying the Warrants and, as a result, such additional shares may never become issuable.

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The Company has included disclosure under the heading “Selling Securityholders” in the amendment to the Registration Statement to reflect that none of the selling securityholders holds any securities of the Company, other than those issued in the Private Placement Financing, that have been registered under the Securities Act or that are entitled to registration rights thereunder.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether – based on information obtained from the selling securityholders – any of the selling securityholders have an existing short position in the company’s common stock and, if any of the selling securityholders have an existing short position in the company’s stock, the following additional information:

o	the date on which each such selling securityholder entered into that short position; and

o	the relationship of the date on which each such selling securityholder entered into that short position to the date of the announcement of the warrants transaction and the filing of the registration statement (e.g., before or after the announcement of the warrants transaction, before the filing or after the filing of the registration statement, etc.).

Response:

The Company received the following response to this comment 9, with respect to each of Cranshire Master Fund and Equitec Specialists, LLC (“Equitec”):

All trading information (including short sales and short positions) of Cranshire Master Fund is confidential and proprietary information. However, it is the policy of Cranshire Master Fund to comply with applicable laws related to short sales and applicable laws related to the registration requirements to the extent applicable to resales or other transfers of the securities acquired in the Private Placement Transaction.

All trading information (including short sales and short positions) of Equitec is confidential and proprietary information. However, it is the policy of Equitec to comply with applicable laws related to short sales and applicable laws related to the registration requirements to the extent applicable to resales or other transfers of the securities acquired in the Private Placement Transaction.

Based on information provided by the other selling securityholders, the Company is aware that the following two selling securityholders have an existing short position in the Company’s common stock: Anson Investments Master Fund, Ltd. and Capital Ventures International. Anson Investments Master Fund, Ltd. has informed the Company that it entered two short positions on February 28, 2014 and March 3, 2014. Capital Ventures International has informed the Company that it entered two short positions on February 4, 2014 and February 5, 2014. Each of Anson Investments Master Fund, Ltd. and Capital Ventures International has informed the Company that its short positions were entered after the public announcement of the Private Placement Financing and before the initial filing of the Registration Statement.

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10.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

A brief description of each of the relationships and arrangements that respond to the Staff’s comment is set forth below. The Company respectfully notes to the Staff that a materially complete description of each of the relationships and arrangements described in (a), (b) and (c) below is set forth in the Registration Statement under the heading “Summary—Private Placement Financing.” Additionally, the Company has revised its disclosure under the heading “Selling Securityholders,” particularly in the footnotes to the table under such heading, in the amendment to the Registration Statement to include a materially complete description of each of the relationships and arrangements described in (d), (e) and (f) below.

(a)	The Securities Purchase Agreement grants a separate right to each investor party thereto to participate in certain offers and sales of securities that the Company may pursue during the period commencing on January 30, 2014 and ending on the six-month anniversary of the first date on which all the Registrable Securities (as defined in the Securities Purchase Agreement) are covered by one or more effective registration statements.

(b)	The selling securityholders have ongoing rights to exercise the Warrants issued to them in the Private Placement Financing. The Company has disclosed the material terms of the Warrants in the Registration Statement.

(c)	The selling shareholders have ongoing registration rights related to the Registrable Securities (as defined in the Securities Purchase Agreement) pursuant to the terms of the Registration Rights Agreement.

(d)	Mr. Punit Dhillon acquired certain shares of common stock and Warrants originally issued to 0903746 B.C. Ltd. in the Private Placement Financing in a private party transfer effected on February 28, 2014 pursuant to a share transfer agreement. The Company participated in such share transfer solely to provide its consent and join Mr. Dhillon to the terms of the Securities Purchase Agreement and the Registration Rights Agreement. As requested by the Staff, the Company has filed such share transfer agreement as Exhibit 10.20 to the amendment to the Registration Statement.

(e)	The Company issued to Mr. Punit Dhillon 500,000 shares of common stock as consideration for his past service as an advisor to the Company and pursuant to the terms of a restricted stock purchase agreement. Such arrangement is unrelated to the Private Placement Financing and such shares are not sought to be registered by the Registration Statement. The Company has determined that the related restricted stock purchase agreement does not constitute a material contract as defined by Item 601(b)(10) of Regulation S-K promulgated under the Securities Act.

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(f)	Ms. Narinder Dhillon, wife of Mr. Punit Dhillon, became the holder of record of 250,000 shares of common stock on February 28, 2014 upon the declaration of a share dividend consisting of such shares by 0860056 B.C. Ltd., of which Ms. Dhillon is the sole shareholder. On June 19, 2013, such shares were transferred by a former stockholder of the Company to 0860056 B.C. Ltd. as Dr. Avtar Dhillon’s designee to receive a portion of the 10,000,000 shares that were required to be transferred to Dr. Dhillon (or his designees) as a condition to the closing of the Merger. See the description under the heading “Certain Relationships and Related Party Transactions, and Director Independence” in the Registration Statement. The share transfer from 0860056 B.C. Ltd. to Ms. Dhillon resulting from the share dividend was effected pursuant to a share transfer agreement, and the Company participated in such share transfer solely to provide its consent. Such arrangements are unrelated to the Private Placement Financing and such shares are not sought to be registered by the Registration Statement. The Company has determined that the related share transfer agreement does not constitute material contracts as defined by Item 601(b)(10) of Regulation S-K promulgated under the Securities Act.

Other than the relationships and arrangements described above, there are no relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Risk Factors, page 8

11.	Please delete your statement that this section describes “some of the material risks inherent in and affecting” your business, as all material risks should be described in your disclosure.

Response:

In response to the Staff’s comment, the Company has deleted the identified language from the preamble to the disclosure under the heading “Risk Factors” in the amendment to the Registration Statement.

12.	Please include a risk factor relating to the risks to your business posed by cybersecurity issues.

Response:

In response to the Staff’s comment, the Company has included the following new risk factor relating to cybersecurity issues in the amendment to the Registration Statement under the heading “Risk Factors—Risks Related to Our Business”:

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

We maintain sensitive data pertaining to our company on our computer networks, including information about our research and development activities, our intellectual property and other proprietary business information. Our internal computer systems and those of third parties with which we contract may be vulnerable to damage from cyber attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures, despite the implementation of security measures. System failures, accidents or security breaches could cause interruptions to our operations, including material disruption of our research and development activities, result in significant data losses or theft of our intellectual property or proprietary business information, and could require substantial expenditures to remedy. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs could be delayed, any of which would harm our business and operations.

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Selling Securityholders, page 21

13.	With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder.

Response:

The Company respectfully notes that the Registration Statement currently identifies, based on information provided by the respective selling securityholders, the natural person or persons who exercise sole or shared voting and/or dispositive power with respect to the shares to be offered by the securityholders that are entities, noting that Ong Kim Kiat and Karmdeep and Harpreep Bains are natural persons.

14.	Please revise your disclosure of beneficial ownership to include beneficial ownership without regard to the 4.9% ownership cap.

Response:

The Company respectfully notes to the Staff that conversion and exercise caps that restrict the conversion or exercise of derivative securities if such conversion or exercise would result in the holder beneficially owning more than 4.9% of the issuer’s securities, which are prevalent in many PIPE transactions such as the Private Placement Financing, have been found by the SEC and by courts to limit beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. The Company makes reference to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.03, as well as the court’s opinion in Levy v. Southbrook, 263 F.3d 10 (2d Cir. 2001), cert. denied, 122 S. Ct. 1911 (2002).

In response to the Staff’s comment, the Company has revised the table under the heading “Selling Securityholders” in the amendment to the Registration Statement to include the additional column and footnote in boldface type below, to reflect the total number of shares issued or issuable to each selling securityholder without regard to the 4.9% ownership cap.

Name of Selling Securityholder	Number of Shares of Common Stock Issued and Issuable (1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (2)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (3)	Number of Shares of Common Stock Owned After This Offering (4)	Percentage of Shares of Common Stock Beneficially Owned After This Offering (5)
Cranshire Capital Master Fund, Ltd. (6)	12,800,000	3,200,000	12,800,000	—	—
Equitec Specialists, LLC (6)	3,200,000	800,000	3,200,000	—	—
Anson Investments Master Fund, Ltd. (7)	8,000,000	3,603,824	8,000,000	—	—
Capital Ventures International (8)	8,000,000	3,603,824	8,000,000	—	—
Heng Hong Ltd (9)	8,400,000	3,603,824	8,400,000	—	—
Punit Dhillon (10)	3,550,000	3,550,000	2,800,000	750,000	1.04%
Ocean Creation Investments Limited (11)	800,000	800,000	800,000	—	—
Ong Kim Kiat	800,000	800,000	800,000	—	—
Karmdeep & Harpreet Bains	800,000	800,000	800,000	—	—

(1)	Reflects the total number of shares of common stock issued or issuable to each selling securityholder, including (a) all securities issued in the Private Placement Financing without regard to contractual restrictions on the exercise of the Warrants as described in footnote (2) below, all of which are being offered for resale by this prospectus, and (b) all other securities issued in transactions unrelated to the Private Placement Financing, if any, none of which are being offered for resale by this prospectus.

15.	We note that the selling securityholder Equitec Specialists, LLC is an affiliate of a broker-dealer. Please revise your prospectus to state that: (1) Equitec Specialists purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, Equitec Specialists had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that Equitec Specialists is an underwriter.

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Response:

The Company respectfully notes that the amendment to the Registration Statement includes this information in footnote 6 to the table under the heading “Selling Securityholders.”

16.	We note the disclosure in the third paragraph of this section that the sellers identified in the table may have sold their shares “since the date on which the information in the…table is presented,” and that the table contains information as of February 4, 2014. Please revise to clarify that the table is accurate as of the date of the prospectus.

Response:

The information set forth in the table was initially provided by the selling securityholders as of February 4, 2014. In response to the Staff’s comment, the Company has contacted each of the selling securityholders to obtain updates to such information, if any, and has been informed by each selling securityholder that the information about it included in the table remains unchanged. As a result, the Company is not aware of any changes to the information set forth in the table and has modified the applicable paragraph in the amendment to the Registration Statement to read in full as follows:

The table below has been prepared based upon information furnished to us by the selling securityholders and, to our knowledge, is accurate as of the date of this prospectus. The selling securityholders may sell all, some or none of their shares in this offering. See the disclosure under the heading “Plan of Distribution” elsewhere in this prospectus. The selling securityholders identified in the table below may have sold, transferred or otherwise disposed of some or all of their shares since the date of this prospectus in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required.

17.	Please revise to disclose any position, office or other material relationship which the selling securityholders has had in the last three years with the registrant or any predecessor. In this regard, we note the inclusion of Punit Dhillon in the table, who appears to be related to Avtar Dhillon, one of your directors.

Response:

The Company makes reference to its response to the Staff’s comment 10 and the related revisions to the amendment to the Registration Statement described therein, which reflect all such material relationships. The Company notes to the Staff that Mr. Punit Dhillon is the nephew of Dr. Avtar Dhillon, and that such parties are not affiliates within the meaning of that term as defined in Rule 405 promulgated under the Securities Act.

Use of Proceeds, page 24

18.	Please revise to provide the anticipated amount of accrued interest you may have to pay in accordance with the MLSC Loan Agreement, as well as the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

21

Response:

In response to the Staff’s comment, the Company has revised the applicable disclosure in the amendment to the Registration Statement to read as follows:

We will not receive proceeds from the sale of common stock under this prospectus. We will, however, receive approximately $11,970,000 from the selling securityholders if they exercise their Warrants in full on a cash basis (assuming no adjustments are made to the exercise price or number of shares issuable upon exercise of such Warrants), which we expect we would use primarily for working capital purposes. We also expect we may use a portion of any such proceeds we may receive to satisfy our indebtedness to MLSC. Pursuant to the MLSC Loan Agreement, we must repay $1 million plus any unpaid accrued interest, accruing at a rate of 10% per annum, on the earlier of (a) the completion of a sale of substantially all of our assets, a change-of-control transaction or one or more financing transactions in which we receive net proceeds of $5,000,000 or more in a 12-month period, (b) the occurrence of an event of default by us under the MLSC Loan Agreement, or (c) September 30, 2018. Assuming repayment of the principal amount of the MLSC Loan on September 30, 2018, we anticipate paying an aggregate amount of $610,510 in accrued interest over the term of the MLSC Loan. We obtained the proceeds of the MLSC Loan on October 4, 2013 and have used, and expect to continue to use, such proceeds for working capital purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

19.	Please revise your disclosure on page 31 to describe in greater detail your plan of operations for the next twelve months, including descriptions of the milestones you anticipate reaching, the anticipated timeframe of each milestone, and the amount and source of funds necessary to achieve each milestone.

Response:

In response to the Staff’s comment, the Company has revised the applicable disclosure in the amendment to the Registration Statement to read as follows:

In furtherance of our long-term business goals, we expect to focus on the following activities during the next twelve months:

•            expand our team during the second calendar quarter by hiring a Vice President of Research and Development Engineering, adding additional quality systems expertise, and hiring a full time Chief Financial Officer in order to meet the Company’s growing needs, which we anticipate will require approximately $400,000 for salary and related expenses during calendar year 2014;

•            expand and enhance our intellectual property portfolio by filing new patent applications, obtaining allowances on currently filed patent applications, and adding to our trade secrets in self-assembly, manufacturing, analytical methods and formulation, which activities will be ongoing as we seek to expand our product candidate portfolio and which we anticipate will require approximately $250,000 during calendar year 2014;

•            select a large scale manufacturing partner for scale-up and initiate production of product compliant with current good manufacturing practices (“cGMP”), which we anticipate will start in the third calendar quarter of 2014 and will require approximately $750,000 during the next twelve months;

•            select a Notified Body for European regulatory pathway, confirm CE mark pathway plan for Europe, and participate in related regulatory meetings, which activities we anticipate will start during the second calendar quarter of 2014, continue throughout the balance of the year, and require approximately $200,000 during calendar year 2014. For a description of the CE mark pathway and European Notified Bodies, see “Business—Regulation by the FDA and Similar Foreign Agencies—Pre-Marketing Regulation in the EU”;

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•            identify and select additional pipeline candidates from self-assembling peptide platform for advancement into development, which activities will be ongoing as we seek to expand our product candidate portfolio and which we anticipate will require approximately $200,000 during calendar year 2014;

•            conduct both informal and formal biocompatibility studies during the second and third calendar quarters of 2014, which we anticipate will require approximately $250,000 during calendar year 2014;

•             develop initial clinical trial protocols, complete Clinical Investigational Plan with key opinion leaders and principal investigators and submit application to Ethics Committee, which activities we anticipate these activities will occur during the second half of 2014 and require approximately $300,000 during calendar year 2014;

•             commence a human clinical trial, the timeframe for which is dependent upon successful completion of certain manufacturing, regulatory, and biocompatibility activities. Based on current expectations, we estimate such a trial could be commenced as early as the fourth calendar quarter of 2014. We anticipate these activities will require approximately $1,000,000 over the course of the trial; and

•             seek to raise additional funding when and as needed to support the milestones described above and our operations generally. The anticipated costs of our activities described above totals approximately $3.35 million over the next twelve months. The net proceeds to us of the Private Placement Financing, which totaled approximately $2.68 million, are being used, and are expected to continue to be used, to fund these activities. We will need to raise additional funds in the near term in order to support our business and the operational activities described above.

Liquidity and Capital Resources, page 34

20.	We note your disclosure in the first paragraph of your discussion of working capital. It appears that the reduction in current assets is also attributable to the collection of the promissory note receivable outstanding at September 30, 2013. Please revise to address the promissory note and its collection.

Response:

The promissory note receivable included in the Company’s consolidated balance sheets for the year ended September 30, 2013 and the quarter ended December 31, 2013 refers to the cash proceeds of the MLSC Loan, which were received by the Company on October 4, 2013 under the terms of a promissory note dated as of such date, pursuant to the terms of the MLSC Loan Agreement dated September 30, 2013. Because the proceeds of the MLSC Loan were contractually committed but not yet received as of September 30, 2013, such proceeds are reflected as a promissory note receivable in the Company’s consolidated balance sheets for the period ended September 30, 2013. Because the Company received the full amount of the proceeds of the MLSC Loan and spent a portion thereof during the period ended December 31, 2013, the amount of such proceeds that remained unspent as of the end of such period are reflected as cash and cash equivalents in the Company’s consolidated balance sheets for the period ended December 31, 2013. As a result, the reduction in current assets during the period ended December 31, 2013 is the result of the Company’s use of cash, including a portion of the cash proceeds of the MLSC Loan, to fund its operations during the period. To further clarify this working capital disclosure, the Company has revised the applicable disclosure in the amendment to the Registration Statement to read as follows:

As of December 31, 2013, total current assets were $985,027, compared to total current assets of $1,576,948 as of September 30, 2013 (a decrease of $591,921). The decrease was primarily due to the use of cash to pay operating expenses incurred during the quarter, including the use of a portion of the proceeds of the MLSC Loan, which were received in full October 4, 2013 pursuant to the MLSC Loan Agreement dated September 30, 2013. Our total current assets as of December 31, 2013 were comprised primarily of cash and prepaid expenses.

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Our Business, page 38

Industry and Competition, page 41

21.	We note your reference to a report by MedMarket Diligence, LLC and the National Health Statistic Report from 2006 and the 2009 update in support of statements in your prospectus. Please provide copies of these documents to us. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Response:

In response to the Staff’s comment, the Company has submitted to the Staff, under cover of a separate letter, marked hard copies of the requested materials in support of certain statements made in the Registration Statement.

22.	Please revise to enhance your description of the competitive business conditions you face, as well as your competitive position in the industry and methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised and restructured the disclosure under the heading “Business—Industry and Competition” in order to (a) separate the disclosure regarding industry conditions and competitive conditions into two separate sections and (b) enhance the description of the competitive conditions faced by the Company. The revised disclosure regarding the competitive conditions faced by the Company that appears in the amendment to the Registration Statement under the heading “Business” reads as follows:

Competition

The hemostatic and sealant market is served by large established companies, such as Johnson & Johnson and its affiliated companies, Covidien plc, Baxter Healthcare Corporation, and The Medicines Company, as well as many smaller companies, academic institutions and governmental agencies and public and private research institutions. If AC5 obtains regulatory approval, we expect that we will compete against all of these companies and any others that have produced or are developing a hemostatic and sealant agent. Most of our competitors have substantially greater resources, capabilities and experience in the development, approval and commercialization of medical devices or other products than we do. We may not be able to compete successfully against these competitors for funding, personnel, CRO, manufacturing and other third party relationships and other operational resources, and our lead product candidate may not be able to compete successfully against our competitors’ hemostatic and sealant products.

We compete and our lead product candidate, if approved, will compete based on: product safety, efficacy and reliability; product features that promote ease of use (such as those described under the heading “—Industry” above); and product price. We believe that, assuming receipt of required regulatory approvals, AC5 will be well-positioned to compete against currently available products as a result of its broad applicability in various types of surgical settings and its features that address drawbacks seen in many available hemostatic agents, which appear to be mostly geared toward focused, niche applications and not broad surgical applications. For instance, a glue-like composition may be effective for sealing an air leak in the lung or connecting bleeding blood vessels, but it may not easily stop bleeding and permit normal healing in the liver. AC5 is envisioned as a general hemostatic agent that serves as one tool to replace narrower alternatives. Further, our planned use of a manufacturing method that we expect will be relatively simple and cost-effective compared to methods used to manufacture many currently available hemostatic products could enable any future sales to be made at competitive price points within the market range, which can cost between $50 and $500 per procedure, with the higher value added products generally priced at the upper end of that range. While our management believes that AC5, if approved, would compete favorably across these dimensions, our industry is characterized by rapid technological change that could result in new product introductions and other technological advancements that render our lead product candidate or any future product candidate we may seek to develop non-competitive or otherwise obsolete.

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Some potential disadvantages of AC5 compared to the hemostatic agents currently on the market with which we would expect AC5 to compete if it obtains required regulatory approvals are as follows:

•	The favorable handling characteristics of AC5 are the result of its non-sticky and non-glue-like nature. However, if a surgeon or healthcare provider requires a product to adhere tissues together, or provide similar glue-like action, then AC5 in its current form would not achieve that effect.

•	While we project that AC5 will be relatively economical to manufacture at scale, it will not be able to compete from a price perspective with inexpensive means to stop bleeding, such as application of pressure or use of bandages or other inexpensive products.

•	We have not completed preclinical and clinical human trials relating to AC5, whereas marketed competition has done so. Accordingly, the safety and efficacy of AC5 has not been demonstrated or accepted by required regulatory agencies, and we will require significant resources in order to conduct the required trials and other tests to attempt to obtain such approvals.

Compensation of Directors, page 50

23.	We note that you have adopted a compensation policy for non-employee directors under which they will receive cash. We also note that in the fiscal year ended September 2013 you issued option awards to Dr. Arthur Rosenthal. If option awards will be part of non-director compensation, please describe the parameters of that compensation.

Response:

The Company’s non-employee director compensation policy does not include equity compensation in an established form or amount, but the Company’s Board of Directors may elect, in its discretion, to grant equity awards as compensation to such directors in addition to the pre-established cash compensation amounts. The option award granted to Dr. Arthur Rosenthal for services performed during the fiscal year ended September 30, 2013 constituted such a discretionary equity award. In response to the Staff’s comment, the Company has revised the applicable disclosure in the amendment to the Registration Statement to read as follows:

On September 10, 2013, our Board of Directors adopted a director compensation policy for non-employee directors. That policy provides that, retroactive to Board service provided since July 1, 2013, the person serving as the Chairman of our Board of Directors and the Chairman of our Finance Committee receives an aggregate annual cash fee of $110,000 for those chairperson roles, and all other non-employee directors receive an annual cash fee of $35,000. In addition, the policy provides the Board of Directors the discretion to grant equity awards to our non-employee directors as additional compensation for their Board service, at such times, in such form and amount and with such terms as the Board of Directors may determine in its discretion.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 52

24.	With respect to the shares held by Fitzroy Ltd., please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers over their shares.

Response:

Based on information provided by Fitzroy Ltd, the natural person who exercises the sole voting and dispositive power over the securities held of record by Fitzroy Ltd is Roger Knox. The Company has revised the beneficial ownership table in the amendment to the Registration Statement to reflect Mr. Knox’s beneficial ownership of such securities.

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25.	We note that you list CCA as the beneficial owner of shares in this table, but identify Cranshire Capital Master Fund, Ltd. as the beneficial owner of shares in the Selling Securityholders table. In addition, we note that CCMF is identified as owning 12.8 million shares in the Selling Securityholders table, but that CCA is identified as owning only 10 million shares in this table. Please advise or revise for accuracy and consistency. In addition, please state clearly in the relevant footnote the natural person or persons who exercise the sole or shared voting and/or dispositive powers over the shares held by the relevant Cranshire entity.

Response:

The Company has presented the beneficial ownership information in this table based on the following analysis:

•	There were 72,076,487 shares of the Company’s common stock outstanding as of May 1, 2014, 5% of which equals 3,603,824 shares of common stock.

•	Each of Cranshire Master Fund and Equitec purchased shares of the Company’s common stock in the Private Placement Financing, totaling 3,200,000 shares for Cranshire Master Fund, 800,000 shares for Equitec and 4,000,000 shares for such entities collectively. Based on these shares, neither Cranshire Master Fund nor Equitec is, by itself, the holder of more than 5% of the Company’s outstanding common stock. However, as described in footnote 4 to the beneficial ownership table included in the amendment to the Registration Statement and reproduced in full below, CCA and its President, Mr. Kopin, have Section 13(d) beneficial ownership of the shares held of record by Cranshire Master Fund and Equitec. As a result, CCA and Mr. Kopin are each deemed to beneficially own, through Cranshire Master Fund and Equitec, a number of shares in excess of 5% of the Company’s outstanding common stock.

•	Each of Cranshire Master Fund and Equitec also purchased Warrants in the Private Placement Financing that entitle them to acquire additional shares of common stock under certain circumstances. Each such Warrant contains a customary 4.9% beneficial ownership “blocker” provision, which is referred to in this response as the “4.9% ownership cap.” Because CCA and Mr. Kopin beneficially own more than 4.9% of the Company’s common stock, as described above and in footnote 4 to the beneficial ownership table included in the amendment to the Registration Statement, none of the Warrants held by Cranshire Master Fund or Equitec may currently be exercised.

In light of the Staff’s comments, the Company has revised for greater clarity the presentation of the securities held of record by Cranshire Master Fund and Equitec in the beneficial ownership table included in the amendment to the Registration Statement, as set forth below. The Company also notes to the Staff that the disclosure in footnote 4 to the beneficial ownership table set forth below states the natural person or persons (Mr. Kopin) who exercise sole or shared voting and/or dispositive powers over the shares held of record by Cranshire Master Fund and Equitec.

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Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
5%+ Stockholders:
Twelve Pins Partners, LLC (2)	10,000,000	13.87%
Fitzroy Ltd (3)	5,000,000	6.94%
CCA, as investment manager for Cranshire Master Fund and a managed account for Equitec (4)	4,000,000	5.55%
Directors and Named Executive Officers:
Avtar Dhillon	7,160,373	9.93%
Terrence W. Norchi (5)	11,419,076	15.84%
Arthur Rosenthal	58,400	*
William M. Cotter (6)	62,500	*
Alan T. Barber (7)	31,250	*
Current Directors and Named Executive Officers as a Group (5 persons)	18,637,849	25.86%

*Less than 1%

(1)	Except as otherwise indicated, we believe that each of the beneficial owners of the common stock listed above, based on information furnished by such owners, has sole investment and voting power with respect to the shares listed as beneficially owned by such owner, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)	Dr. Norchi is the sole member of Twelve Pins Partners, LLC and has sole voting and investment control with respect to the shares it holds. Dr. Norchi disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Includes 2,500,000 shares exercisable within 60 days after May 1, 2014. Roger Knox exercises the sole voting and dispositive power over the securities held of record by Fitzroy Ltd. The address of the stockholder is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.
(4)	Represents (a) 3,200,000 shares of common stock held of record by Cranshire Master Fund, which represent approximately 4.4% of the common stock, and (b) 800,000 shares of common stock held of record by Equitec, which represent approximately, 1.1% of the common stock. CCA serves as the investment manager of Cranshire Master Fund and as the investment manager to a managed account for Equitec, and consequently has voting control and investment discretion over securities held of record by each such entity. Mr. Kopin has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held of record by Cranshire Master Fund and Equitec. The address of the stockholder is c/o Cranshire Capital Advisors, LLC, 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
(5)	Represents (a) 10,000,000 shares of our common stock held by Twelve Pins Partners, LLC, with respect to which Dr. Norchi holds sole voting and investment control, and (b) 1,419,076 shares issued to Dr. Norchi upon the closing of the Merger in exchange for the cancellation of shares of common stock and convertible notes of ABS owned by him immediately prior to the closing of the Merger. Dr. Norchi disclaims beneficial ownership of the securities held by Twelve Pins Partners, LLC except to the extent of his pecuniary interest therein.
(6)	Includes 62,500 shares exercisable within 60 days after May 1, 2014.
(7)	Includes 31,250 shares exercisable within 60 days after May 1, 2014.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

26.	Please have your independent registered public accounting firm revise: the introductory paragraph to clarify that the firm audited the consolidated balance sheets as of September 30, 2013 and 2012 and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows the years then ended and for the period from inception (March 6, 2006) through September 30, 201; and the opinion paragraph to clarify that the consolidated financial statements present fairly, in all material respects, the financial position of the Arch Therapeutics, Inc. and subsidiaries as of September 30, 2013 and 2012 and the results of their operations and their cash flows for years then ended and for the period from inception (March 6, 2006) through September 30, 2013.

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Response:

In response to the Staff's comment, the Company’s independent registered public accounting firm, Moody, Famiglietti & Andronico, LLP, has revised its report accordingly and it has been included in the Registration Statement. Additionally, this revised report has been filed on Form 10K/A.

Statement of Changes in Stockholders’ Equity (Deficit), page F-5

27.	Please revise to disclose the date and number of shares of stock and warrants issued for cash and for other consideration and the dollar amounts (per share and in total) assigned to the consideration received for each issuance of equity securities, and for each issuance involving noncash consideration, the nature of the non-cash consideration and the basis for assigning amounts. Please refer to ASC 915-215-45-1.

Response:

In response to the Staff’s comment, the Company has revised the statement of changes in stockholders’ equity (deficit) to disclose the information requested in accordance with ASC 915-215-45-1. This revised statement has been included in the Registration Statement. Additionally, this revised statement has been filed by the Company on Form 10K/A.

Consolidated Statement of Cash Flows, page F-6

28.	Please tell us your basis in GAAP for classifying payments of accrued interest to related party in cash flows from financing activities. Please refer to ASC 230-10-45-15.

Response:

In response to the Staff’s comment, the company has revised the consolidated statement of cash flows to present the payment of accrued interest to related party cash flows from operating activities. This revised statement has been included in the Registration Statement. Additionally, this revised statement has been filed by the Company on Form 10K/A.

29.	Please tell us your consideration of classifying noncash interest expense on convertible notes payable and notes payable to related party as an increase in accrued interest payable in changes in operating assets and liabilities rather than in adjustments to reconcile net loss to cash used in operating activities.

Response:

The Company respectfully notes that the noncash interest expense on convertible notes payable and notes payable to related party has been classified as an increase in accrued interest payable in adjustments to reconcile net loss to cash used in operating activities. This revised statement has been included in the Registration Statement. Additionally, this revised statement has been filed by the Company on Form 10K/A.

30.	We noted that Almah had approximately 6,030,000 shares outstanding plus an additional 2,500,000 shares issued in connection with the Coldstream Financing before the forward stock split. Please tell us how you accounted for the stock split and how you determined the number of shares acquired in the reverse merger. Refer to ASC 805-40-45.

Response:

In response to the Staff’s comment the Company notes that on April 23, 2013, the Company entered into an agreement to sell 4,000,000 shares in connection with the Coldstream Financing. Pursuant to this agreement, 2,500,000 of these shares were issued and sold on June 26, 2013. The Company incorrectly stated that the issuance and sale of the shares occurred on April 23, 2013. The Company has corrected all references to the incorrect date to reflect June 26, 2013 as the date of the issuance and sale. These corrections have been included in the Registration Statement. Additionally, these corrections have been filed by the Company on Form 10K/A.

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On May 24, 2013, the Company completed a forward 11 to 1 stock split resulting in 66,330,000 shares outstanding. Pursuant to the merger agreement, shortly after the split, 26,330,000 shares were cancelled leaving the Company’s outstanding common stock at 40,000,000 shares. On June 19, 2013, the Company issued 1,500,000 additional shares bringing the total to 41,500,000 shares outstanding immediately before the Merger. The Company’s (accounting acquiree’s) equity (deficit) that was treated as acquired in the transaction by the accounting acquirer was 41,500,000 shares. In response to the Staff’s comment, the Company has revised the statement of changes in stockholders’ equity to appropriately reflect these facts. This revised statement has been included in the Registration Statement. Additionally, this revised statement has been filed by the Company on Form 10K/A.

31.	We note your disclosure in Item 2.01 of Form 8-K filed on June 26, 2013 that the former shareholders of Arch Therapeutics are entitled to receive 2.5 shares of your common stock for each share of stock held immediately prior to the closing of the Merger. Please tell us how you restated the equity structure of Arch Therapeutics using the exchange ratio established in the acquisition agreement to reflect the number of shares issued in the reverse acquisition. In addition, tell us if the number of shares issued to Dr. Norchi and Dr. Dhillon were included in the number of shares issued in the merger transaction. Refer to ASC 805-40-45.

A former shareholder of Arch Biosurgery, Inc. (“ABS”) (formerly named Arch Therapeutics) held an anti-dilution provision that provided for additional shares to be issued in the event of certain financing transactions. The Merger was deemed to be such a transaction. In connection with the Merger, the total shares of the Company to be issued to the former shareholders of ABS were allocated such that the number of shares necessary to satisfy the anti-dilution provision were distributed to the affected shareholder, while the remaining shares were issued to the other shareholders in the ratio of 2.5 shares of the Company’s stock for each ABS share held immediately prior to the Merger.

In accordance with ASC 805-40-45-2d, post-merger, the equity structure represents the equity structure of the legal parent, including the equity interests the legal parent issued to effect the combination. To effect the Merger, the former shareholders of ABS received in total, 5,645,237 shares of the Company in exchange for the 1,165,015 ABS shares outstanding prior to the Merger, resulting in an exchange ratio of 4.8456.

The number of shares issued to Dr. Norchi and Dr. Dhillon in the merger transaction in exchange for their ABS shares was 1,207,500 and 21,888, respectively. We note that in addition to the shares of the Company’s stock issued in the Merger in exchange with the former shareholders of ABS, the Company issued 9,000,000 shares of its stock in exchange for convertible notes and accrued interest of ABS existing immediately prior to the merger transaction. Both Dr. Norchi and Dr. Dhillon were note-holders and received 56,103 and 138,485 shares of the Company’s stock, respectively, in exchange for their convertible notes and accrued interest.

Notes to Consolidated Financial Statements, page F-7

Income Taxes, page F-10

32.	We note that the federal research and experimentation tax credit carryforwards and the dates that the credits begin to expire disclosed in the first and second paragraphs following the table of net deferred tax assets. Please explain to us why you disclose different amounts of federal tax credit carryforwards and the dates the credits begin to expire in these paragraphs.

Response:

The reference to federal tax credit carryforwards is in error and should instead reference state tax credit carryforwards. In response to the Staff's comment, the Company has adjusted the footnotes to its September 30, 2013 financial statements. These footnotes have been included in the Registration Statement. Additionally, these corrections have been filed by the Company on Form 10K/A.

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Convertible Notes Payable, page F-11

33.	Please disclose the exchange of the convertible notes and related accrued interest for common stock in the supplemental disclosure of cash flow information and non-cash financing activities presented in the consolidated statement of cash flows.

Response:

In response to the Staff's comment, the Company has adjusted the presentation in its consolidated statement of cash flows to reflect the appropriate disclosure. This statement has been included in the Registration Statement. Additionally, this statement has been filed by the Company on Form 10K/A.

Exhibit 5.1

34.	The registration statement relates to both currently outstanding shares and shares to be issued upon exercise of warrants; however, the opinion refers only to shares to be issued in the future. With respect to the 11,400,000 shares of common stock that are currently outstanding and being registered, please revise to have counsel opine that these shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non-assessable. Please also clarify in the first sentence of the opinion that the “Shares” are currently issued and outstanding.

Response:

In response to the Staff's comment, the Company has obtained a revised opinion from counsel stating that the previously issued shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non-assessable and clarifying that such shares are currently issued and outstanding. This opinion has been filed as Exhibit 5.1 to the amendment to the Registration Statement.

Exhibit 23.1 –Consent of Independent Public Accounting Firm

35.	We note that the report of Moody, Famiglietti & Andronico, LLP dated December 27, 2013 related to your consolidated financial statements for the years ended September 30, 2013 and 2012 and for the period from inception (March 6, 2006) through September 30, 2013 is included in the prospectus and is not incorporated by reference to your annual report for the year ended September 30, 2013. Please have your independent registered public accounting firm revise its consent accordingly.

Response:

In response to the Staff's comment, the Company’s independent registered public accounting firm Moody, Famiglietti & Andronico, LLP has revised its consent in the Registration Statement.

* * * * * * *

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We appreciate your time and attention to the responses to the Staff’s comments set forth in this letter and in Amendment No. 1 to the Registration Statement, filed with the Commission on the date hereof. Please direct any comments or inquiries regarding the foregoing to me at 617-395-1397 (telephone) or twn@archtherapeutics.com (email).

Very truly yours,

/s/ Terrence W. Norchi, M.D.

Name: Terrence W. Norchi, M.D.

Title: President and Chief Executive Officer

cc:        Steven G. Rowles, Esq., Morrison & Foerster LLP

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